MERCADOLIBRE, INC.

ARIAS 3751, 7TH FLOOR

BUENOS AIRES, C1430CRG

ARGENTINA

TEL +5411 — 4640 — 8000

PEDRO ARNT

DIRECT DIAL: +5411 — 4640 — 8006

EMAIL: pedro@mercadolibre.com

July 18, 2014

Mr. Stephen Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:	MercadoLibre, Inc.

Form 10-K for Fiscal Year Ended December 31, 2013

Filed March 3, 2014

Form 8-K

Filed May 16, 2014

File No. 001-33647

Dear Mr. Krikorian,

MercadoLibre, Inc., a Delaware corporation (the “Company,” “MercadoLibre”, “we” or “us”), is transmitting for filing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “Form 10-K”) filed on March 3, 2014 and to the Company’s Form 8-K filed on May 16, 2014 (the “Form 8-K”) (File No. 001-33647), contained in your comment letter dated July 3, 2014 (the “Comment Letter”).

For convenience of reference, each Staff comment contained in the Comment Letter is reprinted below in italics, numbered to correspond with the paragraph number assigned in the Comment Letter and is followed by the corresponding response of the Company.

Form 10-K for Fiscal Year Ended December 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of operations

Net revenues, page 59

1.	Tell us what consideration you gave to explain your increases in revenues by segment in the local currency, including quantifying the extent to which increases are due to changes in prices and changes in unit sales. In this regard, we note that inflation has had a significant impact on several of your geographies. Further, to the extent that there are significant differences between the rate of inflation in these geographies and the rate of currency devaluation against the U.S. dollar, in either your revenue or expenses, tell us what consideration you gave to disclosing this.

Response: In response to the Staff’s comment, we advise the Staff that we have considered that an explanation of revenues by segment in local currency was unnecessary because we believed that the explanations provided for each segment for amounts in US dollars allowed for an understanding of the main variables affecting our business in the majority of our segments. We also wish to advise the Staff that, in 2013, in the majority of our segments, with Venezuela as the exception, the effect on our revenues of any difference between inflation and devaluation of local currencies was not material.

In the specific case of Venezuela, the effect of the change in the exchange rate used to translate the financial statements in 2013 against 2012 had an approximate effect of a 17% reduction on revenues, while average prices posted by sellers during 2013 -which we do not control- increased, presumably 56%, because of inflation in that country in 2013.

With respect to changes in prices of our services such as final value fees and payment fees, our prices are a fixed percentage on the prices which the sellers post in our web site and we have not changed such percentages significantly in any of our most relevant reportable segments during 2013. Consequently, on page 60 of our Form 10-K we have disclosed in which of our main segments the total increase in revenues was mainly caused by increases in unit volume. Such increases in quantities derived mainly from unit volume increases in: (a) “New paid listings” – which are the number of listings on which we have charged an optional feature fee - (b) “Items sold” - which are the number of units sold through our platform in all segments - and (c) in the number of Financing and Off-platform Payments transactions in Brazil and Argentina.

Finally, we advise the Staff that in future filings, we will explain the potential impact of inflation on the local currency increase in net revenues in each country to the extent that there are material differences between the rate of inflation in these geographies and the rate of currency devaluation against the U.S. dollar.

Quantitative and Qualitative Disclosures About Market Risk, page 73

2.	We note your disclosures on page 106 regarding the controls and restrictions on the acquisition of foreign currencies in Argentina, and your disclosure on page 145 regarding the increase in the Argentinean peso exchange rate against the U.S. dollar during January 2014. Tell us what consideration you gave to disclosing summarized financial information and the net monetary assets and liabilities held by your subsidiary in Argentina, as well as sensitivity information regarding potential impacts of changes in exchange rates.

Response: In response to the Staff’s comment, we advise the Staff that we considered that providing more detailed financial information or additional sensitivity information was not necessary because: i) we had disclosed the effect of the subsequent devaluation on pages 50 and 145 of the 2013 Form 10-K, ii) in our view, controls and restrictions in Argentina were not so significant to require additional disclosures, and iii) we estimated that, having the Peso/US dollar exchange rate increased in early 2014, our expectation was of more moderate movements in such exchange rate during the rest of the year.

Although certain authorizations are required by the Argentine Central Bank or Tax authorities, there is no legal ban on the acquisition of U.S. dollars for dividend distribution and payment of imports. We have not requested authorization to purchase U.S. dollars for dividend distributions. In addition, we have been able to purchase U.S. dollars to make payments abroad in U.S. dollars as needed. Based on current conditions, the Company does not expect the current exchange controls and restrictions to have a material adverse effect on its business plans in Argentina or on its overall business and financial condition.

In addition, the exchange rate between the U.S. dollar and Argentine Peso has not changed significantly since January 2014 to date.

For these reasons, we concluded that the disclosure of summarized financial information and the net monetary assets and liabilities held by our Argentine subsidiary was unnecessary. We will continually re-assess the above situations and if those facts and circumstances or our expectations relating to such risks in Argentina change, we will provide summarized financial information and net monetary assets and liabilities of our Argentina segment.

In connection with the sensitivity analysis regarding potential impacts of changes in exchange rates in Argentina specifically, we advise the Staff that in future filings we will include in our sensitivity analysis the effects on our Other Comprehensive Income of a local currency devaluation of 10% against the U.S. dollar related to the exposure of our Argentine subsidiaries.

Form 8-K filed May 16, 2014

3.	Your disclosure indicates that you are reviewing your long-lived assets, goodwill and intangible assets with indefinite useful life for impairment considering the lower U.S. dollar-equivalent cash flows now expected from your Venezuelan business as well as considering their “current expected use in the new context”. Please explain what you mean by “current expected use in the new context” and explain how this impacts the recoverability of your assets.

Response: In May and October 2013, we acquired two office properties in Venezuela, a country with high operational and financial growth rates for us during the last years. Our Net Revenues and Direct Contribution grew on average in U.S. dollars during the last 3 years by 59.5% and 72.0% annually, respectively. In that context, we intended to use both office spaces to support the expected future growth of our operations in that country.

However, during the last months, the prevailing political and economic conditions in Venezuela have continued to deteriorate and new currency exchange regulations were issued, which have implied that our Venezuelan net revenues and the contribution of our Venezuelan operations to the overall business were and will be significantly lower than under the prior conditions as described on pages 24, 25, 43 and 48 of the Form 10-K. Given this situation, management has re-assessed the expected business growth of our Venezuelan operations and has decided to adopt greater flexibility on its Venezuelan operating model, limiting the property investments that will be dedicated to support our main operating activities in that country.

In this new context, the current intended use of both office spaces is to generate rental income and, eventually, consider opportunities for disposal of these assets if real estate market conditions are favorable.

Consequently, we are currently assessing these properties for impairment taking into consideration undiscounted cash flows from future rental income and eventual disposition of the two office properties, instead of considering the use of these properties for our own business growth, as we did in prior quarters. The estimated impairment mentioned in our Form 8-K corresponds to the write down of the carrying value of the abovementioned properties to their fair value. Those are the only assets which expected use changed in the new context and for which we currently estimate that the recoverable amount would be affected. In our impairment test of other assets (including Goodwill and Intangible assets) of the reporting unit we take into account the office property balances as adjusted to their recoverable amounts and our estimations of the future performance of our business in Venezuela as explained in the next paragraph.

We believe that our underlying business in Venezuela is competitively well-positioned and continues to show solid growth in terms of units sold despite the fact the economic conditions in the Venezuelan economy remain difficult. We believe that as these economic conditions start to improve our business in Venezuela will benefit accordingly.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please contact our Chief Accounting Officer, Marcelo Melamud at +5411 4640 8053, marcelo.melamud@mercadolibre.com. We look forward working with you on these matters.

Sincerely,

/s/ Pedro Arnt

Name: Pedro Arnt
Title: Executive Vice President and Chief Financial Officer

cc:	Jacobo Cohen Imach

Pedro Arnt

Marcelo Melamud